

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

November 9, 2016

Charles D. Drucker
President and Chief Executive Officer
Vantiv, Inc.
8500 Governor's Hill Drive
Symmes Township, OH 45249

      Re: Vantiv, Inc.
             Form 10-K for Fiscal Year Ended December 31, 2015
             Response Dated October 12, 2016
             File No. 001-35462

Dear Mr. Drucker:

      We have reviewed your October 12, 2016 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 27, 2016 letter.

Form 10-Q for the Fiscal Quarter Ended June 30, 2016

Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations

Non-GAAP Adjustments, page 33

1. We note your response to comment 7. In order to assist us in evaluating your response, please tell us the amounts included in your adjustments for "Transition, acquisition and integration costs" which relate to each of acquisition costs, transition costs and integration costs, separately. Please provide us with more detailed descriptions of the exact nature of each type of cost included in these adjustments, including costs you describe as "related personnel costs" and costs of "other transition activities". Please provide this information for your non-GAAP "Transition, acquisition and integration

costs" adjustments for the years ended December 31, 2015 and 2014 and for the three and six month interim periods ended June 30, 2016 and 2015.

You may contact Sondra Snyder, Staff Accountant at (202) 551-3332 or Lisa Sellars, Staff Accountant at (202) 551-3348 if you have questions regarding comments, or me at (202) 551-3737 with any other questions.

Sincerely,

/s/ Jim Allegretto for

Jennifer Thompson
Accounting Branch Chief
Office of Consumer Products